Mail Stop 4561

September 5, 2006

Steven M. Williams, Chief Executive Officer
GlobalTel, Inc.
7999 North Federal Highway, Suite 401
Boca Raton, FL 33487

> **RE:**   **GlobalTel, Inc.**
> **Registration Statement on Form SB-2/A**
> **Commission File No. 135585**
> **Date Filed: August 8, 2006**

Dear Mr. Williams:

We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1. Given that there is currently no market for your common shares, please revise your prospectus cover page, the risk factors section, and the plan of distribution section to provide that selling security holders will sell at a stated, fixed price until the securities are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933. Recalculate your registration fee, if necessary, based upon this offering price.

2. In addition, in the registration fee table, please provide us with a basis for using the exercise price of the warrants for calculating the offering price of the common stock underlying the warrants. Please refer to Rule 457(g) for guidance.

3. It appears as though the 7,102,925 shares that will be distributed by Interactive Media Technologies, Inc. to its stockholders are shares that are being registered

for resale on behalf of Interactive Media Technologies, Inc. As such, it is unnecessary to distinguish this aspect of the resale offering and we would not object if you referred to a single secondary offering consisting of 12,825,425 shares. Disclosure addressing how Interactive Media Technologies intends to dispose of its securities is adequately addressed in the "Plan of Distribution" section. Revise your disclosure throughout as appropriate.

4. We note that the registration statement covers 812,500 shares of common stock which may be acquired upon exercise of outstanding warrants. In the appropriate location(s) in the prospectus, describe the material terms of the warrants, specifically whether the warrants are immediately exercisable, *i.e.*, exercisable within one year.

5. Please revise your filing to include updated financial statements and related disclosures and consents. See Item 310(g) of Regulation S-B.

Prospectus Cover Page

6. Please limit your disclosure to the information that is required by Item 501 of Regulation S-B. We believe you can safely eliminate the last sentence of the first paragraph.

Prospectus Summary

7. We note the disclosure in the second paragraph under "Our business" regarding your sales through independent resellers or sales agents. To help investors better understand your business model, please expand this disclosure. For example, you may wish to include some of the information found under the "Offerings to Resellers" section on page 29.

8. Add disclosure that briefly discusses your relationship(s) with and your operational reliance on IMT. For example, we note disclosure on your website, found at http://www.globaltel.biz/int/, that you are a "division of InterActive Media Technologies, Inc." In addition, it appears that Mr. Williams, your Chairman and CEO, also serves as the president, CEO and sole board member of IMT. Please discuss any conflicts of interest that may arise from this situation, especially in light of your various agreements with and dependence on IMT.

9. Please disclose in this section your net income (loss) in the last two years and interim period and your accumulated deficit to date.

Corporate Information, page 8

    10. We note reference to your website. Please disclose the company's internet address.

Risk Factors, 9

    11. In the introductory paragraph, clarify that you disclose all "material" risks here.

If Interactive Media Technologies, Inc. were to stop terminating traffic for us…, page 16

    12. For those not familiar with the VoIP industry, please describe the process of "terminating traffic." Does this term have the same meaning as the "termination or churn rate" that is used in the risk factor at the top of page 17? Additionally, please explain in greater detail the extent of your business' dependence on IMT terminating your traffic and the extent that your business will be "severely adversely impacted" if IMT stops terminating traffic for you. For example, discuss how many other local carriers may provide this service for you and the difference between the market price for this service and the price charged by IMT.

We may be unable to successfully integrate any products, technologies . . . , page 21

    13. Please add a narrative discussion that speaks to the risk highlighted in the subheading.

Forward-Looking Statements, page 22

    14. You state that you "may not publicly update any forward-looking statements to reflect new information or future events or occurrences." Please confirm that you are aware of Rule 408, which applies to your document throughout the period of its use. Also, confirm that you are aware of guidance provided in Item 10(d) of Regulation S-B and more specifically with the final sentence of paragraph (d)(3) of Regulation S-B.

Dilution, page 23

    15. Please refer to our comment 1 above. In light of the initial fixed price at which you will offer the common stock, please include the information required Item 506 of Regulation S-B for the common stock also, as applicable.

Management's Discussion and Analysis, page 24

16. It appears that you have had revenues from operations in the last fiscal year and in the interim periods in the current fiscal year. As such, you are not entitled to rely on the first sentence of Item 303 of Regulation S-B and are required to provide the information requested in Item 303(b) of Regulation S-B. Please substantially revise this section to provide a management's discussion and analysis of your financial condition and results of operations. Your revised disclosure should address the business strategies and conditions underlying material changes from one period to the next. Discuss the effect of these changes on your business and explain what you sought to accomplish and what was accomplished through any actions taken that affected your results of operations.

17. In revising this section, please be sure to discuss the events, trends, risks, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operation. In an effort to assist you in this regard, we refer you to the Commission's most recent MD&A interpretive guidance set forth in Release No. 33-8350 (December 29, 2003). This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting estimates. For example, your discussion should highlight the most important matters on which you are focusing in evaluating your specific financial condition and operating performance.

18. We note the disclosure in the final paragraph on page 24. To the extent you do not have sufficient resources to fund planned operations for the 12-month period, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis, and indicate whether the expected rate at which capital is used in operations over the 12 month period will vary from that amount, by how much and why. Discuss, for example, your operating lease and sub-lease agreements. In preparing this disclosure, consider the extent to which your current liabilities exceed current assets and explain how your need to discharge current liabilities within the twelve months will impact the rate at which you use funds in operations and your need for capital.

Our Business, page 25

19. Please revise your disclosure in this section and throughout your registration statement to clarify the current status of your business operations, your proprietary technology, if any, and your products/services. Your current

description of your business is a very general discussion of your company's operations as it relates to VoIP Technology and the VoIp Industry. Your disclosure does not provide a potential investor with a clear sense of your business, your day-to-day operations, the long-term commercial feasibility of your products/services, and the ability of your company to survive in the short and long term. Your disclosure in this section should be substantially revised to describe clearly your company's business and its products and services in the manner required by Item 101(b) of Regulation S-B. For example, as required by Items 101(b)(5) and (b)(6), please disclose your dependence on IMT as your one major supplier who represented 100% of cost of sales and identify and discuss your dependence on the one customer that represented 37% and 29% of your revenues for the 3 and 6 months ended March 31, 2006. Describe more specifically each activity that is essential to the functioning of your business and the distribution of each of your services/products, and indicate which of those steps are provided by the company and which are/will be delegated to third parties. If you maintain material agreements with customers, suppliers, or distributors, describe the significant terms of the arrangements with the third parties you intend to rely upon. Please provide quantitative as well as qualitative disclosure whenever possible.

Marketing, page 30

20. We note your disclosure that "Our marketing efforts are primarily focused on the international markets with an emphasis on Asia, the Middle East, Africa, Central and South America as well as Europe." We also note your disclosure on your website, found at **http://www.globaltel.biz/int/**, that you have agents in over 87 countries, that you have more than 180 offices in more than 95 countries, and that you serve customers in more than 200 countries. Please supplementally provide us a complete list of all countries in which you have operations, agents, resellers, or customers. We may have further comments upon receipt of your response.

Customer Service, page 31

21. Please file as an exhibit your Customer Support Arrangement with Cofrec, Inc.

Intellectual Property, page 35

22. To the extent material, please elaborate here or elsewhere as appropriate, on the intellectual property and/or technology that you license from third parties. Please discuss whether these third parties have a right to terminate and raise prices during the term of their agreements. Any agreements that encompass third-party intellectual property or technology that is material to your business may need to be filed as exhibits to the registration statement.

Regulation, page 36

23. We note that you devote a disproportionate amount of disclosure to "Regulation". Please strive to present a balanced discussion of the company's operations. In this regard, we believe that a discussion of the company's business that does not include the excessive discussion of "regulation" could provide a potential investor with a more meaningful understanding of the company's operations and the environment in which it conducts business. We remind you that Item 101(b)(9) only requires disclosure of the effect of existing or probable governmental regulations on the business. Revise as appropriate.

Management, page 45

24. Please name all promoters of the company. Refer to the definition of "promoter" in Rule 405 of Regulation C.

Executive Compensation, page 47

25. Revise your disclosure in this section to present the information in a summary tabular format as set forth in Item 402(b) of Regulation S-B. In this regard, you should include Messrs. Reid's and Gutowski's annual salaries of $104,000 and the securities underlying the options granted to Messrs. Gutowski, Reid, and Williams. Refer to disclosure on pages 47, 50 and 54.

Security Ownership of Certain Beneficial Owners and Management, page 51

26. Update the information in the beneficial ownership table to the latest practicable date.

27. Footnote (6) is unnecessary and should be removed.

Description of Common Stock, page 53

28. Reconcile the disclosed beneficial ownership of your directors and executive officers (50.2%) with disclosure elsewhere in the prospectus. For example, the beneficial ownership table and your discussion on page 21 indicate this amount to be 49.1%.

29. Please explain in greater detail the control-share acquisition provisions of the Florida Business Corporation Act. Disclose whether you are in fact subject to these provisions, and if not, under what circumstances you would be.

The Selling Stockholders, page 57

30. Please provide disclosure with respect to how each selling securityholder acquired their shares. We view a discussion of the transactions in which each of the selling securityholders received their shares as information required to be disclosed under Item 507 of Regulation S-B.

31. With respect to the shares to be offered for resale by all of the selling securityholders that are legal entities, please disclose the individual or individuals who exercise the voting and dispositive powers. In this regard, the table on page 57 does not identify all of the selling securityholders that are entities. Refer to Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of 3/99 Supp. to Manual.

32. Disclose whether any of the selling securityholders are registered broker-dealers or affiliates of registered broker-dealers. Be advised that all selling securityholders who are registered broker dealers who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters. With respect to affiliates of broker-dealers, please disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Legal Proceedings, page 60

33. Remove the duplicative information that appears on page 60.

Financial Statements

Auditor's Report, Page F-1

34. We note that in your letter dated July 26, 2006, that you are now register with the PCAOB, however, the firm is registered under Starman & Abitante, LLC. Explain why the firm is issuing a report under a different name than one registered with the PCAOB. Tell us the business and legal reasons why the firm uses different names. We may have further comments.

Major Supplier, Page F-7

35. We note that you have one major supplier which represents 100% of your cost of sales. Tell us and disclose the terms of any supply arrangement that you have with IMT. Describe the payment terms including who receives or collects

payments from customers or end-users. Indicate whether there are minimum levels of activity per year.

Revenue Recognition, Page F-7

36. You state that revenue is recognized as earned. Expand this disclosure to indicate when revenue is earned and realized (*e.g.*, upon delivery). That is, confirm that all the criteria outlined in SAB 104 have been satisfied prior to recognizing revenue. Tell us and disclose the accounting literature that you apply. Clearly identify all the elements or deliverables provided to a customer (*e.g.*, phones, services, support). In addition, disclose how service revenues are recognized and earned. The disclosure should indicate whether the company receives a transaction fee or a fixed fee. If a fixed fee is received, indicate how this fee is earned and how revenue is measured. Your response should also address EITF 99-19 to support gross revenue presentation. We may have further comments.

Note 8 Obligations under Operating Leases, Page F-13

37. We note that IMT also supplies the Company with certain administrative, billing, marketing and web site support and software support under a separate agreement. Tell us and disclose the terms of this arrangement including the fees for such services. Confirm that this agreement does not provide IMT with control over your company. Refer to EITF 97-2.

Part II – Information Not Required in Prospectus

Exhibits

38. We note you provide a "form of" agreement as Exhibits 4.02. The warrant agreement should be filed in the form it was executed. If you seek to reduce the burdens associated with filing two or more copies of substantially identical agreements, you may rely on Instruction 2 yet this approach requires that you identify the places in the agreement where information varies from one agreement to the next and then provides the information that varies in a schedule to the agreement. Otherwise, provide the appropriate documents or provide us with a reasonable basis for excluding the executed documents.

Recent Sales of Unregistered Securities

39. For each sale of unregistered securities for which you claim the exemption contained in Section 4(2), please state whether the purchasers were accredited or sophisticated and possessed access to sufficient corporate information.

Signatures

40. Please have your principal accounting officer sign in the registration statement in such capacity. See Instructions for Signatures to Form SB-2.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Stephen Krikorian at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Ingram at (202) 551-3397 or Anne Nguyen, Special Counsel, at (202) 551-3611 with any other questions. If you need further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Jonathan Reisman, Esq. (by facsimile)
        (928) 569-8195